

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Via U.S. Mail and Facsimile

David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re:** **Ally Financial Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2011**
> **File No. 333-173198**

Dear Mr. DeBrunner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 31, 2011

General

1. Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

2. We note the use of certain non-GAAP measures, such as Tier 1 common, in the registration statement. Please revise to reconcile all non-GAAP measures used in the registration statement. Refer to Item 10(e) of Regulation S-K. We also that the Form 8-

K furnished April 26, 2011 does not appear to have the appropriate reconciliations. Please confirm that in the future you will comply with either Item 10(e) of Regulation S-K or Regulation G, as applicable, when you use non-GAAP financial measures.

3. Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness. Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

Prospectus Cover Page

4. Please revise to disclose the number of shares to be offered in the offering. This information must be disclosed prior to first using the prospectus. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

Industry and Market Data, page i

5. This language appears to be disclaiming the accuracy of industry and market data being provided and such language may confuse investors. Please revise this section to remove any disclaimers of accuracy with respect to industry and market data.

Leading direct banking franchise, page 7

6. It is not clear how the disclosure relating to the honors bestowed upon Ally Bank by *CNN Money*, *Kiplinger's Personal Finance Magazine* and *Change Science Group* is useful to investors. Please revise to briefly describe the honors and disclose when the honors were given. Revise throughout the prospectus accordingly.

Risk Factors

Our ability to engage in certain activities …, page 16

7. You disclose, in the first paragraph on page 17, that you will have to curtail some of your existing activities that are impermissible for a bank holding company and must be terminated prior to the expiration of your extension agreement with the FRB. Please revise here and expand your disclosure in MD&A to quantify how the activities you have disclosed have impacted your historical operations and financial position.

Our business may be adversely affected …, page 19

8. Revise this section to identify the total amount of trust preferred and other "hybrid" securities that you currently have outstanding, and the amount of your total regulatory capital that these securities currently represent. Make conforming changes to your disclosure on page 174.

The profitability and financial condition of our operations …, page 22

9. We note TD Bank's recent acquisition of Chrysler Financial Corp. Please tell us whether you believe this acquisition will result in greater competition from Chrysler Financial in the automotive financing market, and revise this risk factor accordingly. We note the risk factor on page 24 that discusses competition in the automotive financing market generally.

Our business requires substantial capital and liquidity…, page 23

10. Revise this section to provide updated information on your revolving syndicated credit facility that was set to mature in April 2011. Based upon your response, please make conforming changes to your liquidation discussion.

We have extensive financing and hedging arrangements with ResCap …, page 26

11. Please quantify the financing and hedging arrangements with ResCap that could be at risk of nonpayment if ResCap were to file for bankruptcy. We note the disclosure on page F-15.

Management's Discussion and Analysis …, page 48

General

12. Your average rate paid on deposits in 2010 was 1.78%, down from 2.70%. This rate appears to be significantly above the national average, as disclosed by the FDIC. Please revise your Management's Discussion and Analysis to provide management's view of the impact of your high deposit rates on your ability to attract additional deposits as part of your growth strategy and upon your overall funding strategy. Also, please discuss management's expectation of your ability to continue a higher-rate strategy in the event that overall interest rates increase, including the likely impact upon your profitability.

13. Revise your Management's Discussion and Analysis to discuss management's view of the impact of your efficiency ratio upon your overall profitability and the implementation of your growth strategy. In particular, you discuss an effort to reduce expenses, including reducing advertising in 2010 over 2009. Please discuss management's expectation of the impact of an effort to control costs, including lower advertising costs, on your growth strategy and on your financial results.

14. Revise this section to discuss, in detail, the impact of your participation in the joint settlement and cease and desist order with the Federal Reserve Board and the FDIC regarding foreclosure practices. In particular, please discuss the cost of any required

actions, the impact of these actions on the timing and amount of any cash flows, and the impact on any contingent liabilities.

15. Please tell us, with a view towards revised disclosure, about any title warranties that Ally or any of its subsidiaries make to purchasers as part of your actions to sell repossessed properties. To the extent that properties are sold with anything more than a quitclaim deed, please discuss the potential impact of title defects and associated warranty claims by purchasers of repossessed properties. For example, we note that the largest title insurer in Florida exempts from its policies any defects as a result of title based upon the MERS (Mortgage Electronic Registration System).

Consolidated Results of Operations, page 58

16. On page 59, you indicate that part of the reason for an increase in your servicing fee income was a result of higher expected fees due to your participation in loan modification activities under the HAMP. Please tell us the extent to which management believes HAMP fees will continue to be a significant source of revenue in 2011 and beyond and the impact of any curtailment of that program.

Net Interest Income Sensitivity Analysis, page 120

17. On page 23 you discuss the significant amount of unsecured debt that will mature in 2011 and 2012. Please tell us how these impending rollovers affected the sensitivity analysis presented on page 121.

Government-sponsored Enterprises, page 135

18. We note that you entered into a settlement agreement with Freddie Mac in March 2010 pursuant to which you resolved certain repurchase obligations with Freddie Mac. Please advise us as to whether this is a material agreement that should be filed as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Long-term Equity-based Incentives, page 190

19. Please disclose the performance objectives established for each of the named executive officers in 2010. Please also disclose what performance objectives were achieved and to what extent achievement of those objectives affected the committee's compensation decisions. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item

402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Certain Relationship and Related Party Transactions, page 205

20. Please confirm, if accurate, that Ally has not made loans to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. Alternatively, please provide the information required by Item 404(a)(5) of Regulation S-K or Instruction 4 to Item 404(a), as applicable.

Financial Statements

Consolidated Statement of Income, F-6

21. We refer to your letter dated January 21, 2010, specifically your response to comment four, where you indicated that your 2009 financial statements would fully comply with Article 9 of Regulation S-X. Please explain how your current presentation (i.e. the 'provision for loan losses' is included below other revenue and there are no line items for 'net interest income' and 'net interest income after provision for loan losses', etc.) is consistent with the guidance set forth in Rule 9-04 (paragraphs 10-12) of Regulation S-X.

22. We note your disclosure on page F-42 and in MD&A that you recognized other-than-temporary impairment (OTTI) on investment securities in each of 2008, 2009, and 2010. Please clarify whether the impairments were taken on debt or equity securities. If you recognized OTTI on debt securities tell us where you provided the disclosures required by ASC 320-10-50 with particular emphasis on the disclosures required by paragraphs 8A & 8B. Also, explain how your presentation of OTTI losses on the face of your income statement is consistent with the guidance in ASC 320-10-45-8A.

Notes to Consolidated Financial Statements

Note 9. Finance Receivables and Loans, Net, F-45

23. Please revise your future filings within this note (beginning with your next form 10-Q) to include the disclosure required by ASC 310-10-50-7(b) regarding the recorded investment in loans and trade receivables, and if applicable, past due 90 days or more and still accruing.

Note 11. Securitizations and Variable Interest Entities

Other Variable Interest Entities

Other, F-59

24. We note you sold a portfolio of resort finance backed receivables through an SPE, provided seller financing, and also hold a contingent value right in the SPE. Please tell us the key factors you considered and identify the specific accounting guidance you used to determine that sale accounting and derecognition of the assets were appropriate and that consolidation of the SPE was not required. In your response, discuss the terms of the seller financing.

Note 28. Segmentation and Geographic Information, F-132

25. Please explain why you included U.S. prime jumbo mortgage loans in the Legacy Portfolio and Other operations segment if you continue to purchase, originate, sell and securitize these loans. Additionally, tell us the net finance revenue (loss), total net revenue (loss), provision for loan losses, income (loss) from continuing operations before income tax expense and total assets associated with these loans in the periods presented, if material.

Exhibits

26. Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Senior Attorney

cc: Richard J. Sandler, Esq.
        Richard A. Drucker, Esq.
            Davis Polk & Wardwell LLP